March 28, 2011

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Amanda Ravitz, Assistant Director
Daniel Morris, Special Counsel
Mary Beth Breslin, Senior Attorney

Re:	Inphi Corporation
Registration Statement on Form S-1
Filed March 7, 2011
File No. 333-172635

Ladies and Gentlemen:

On behalf of Inphi Corporation (the “Registrant”), we enclose for filing under the Securities Act of 1933 Amendment No. 1 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto.

The Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated March 25, 2011. Set forth below are the Registrant’s responses to the Staff’s comments. The responses correspond to the headings and numbered comments in the letter from the Staff. Marked copies of the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.

Prospectus Summary, page 1

INPHI Corporation, page 1

1.	We note your reference in the first sentence of the second paragraph to the “informal collaborative discussions” you have on an ongoing basis with “industry and technology leaders such as Advanced Micro Devices, Inc., Alcatel-Lucent, Huawai Technologies Co., Ltd. and Intel Corporation.” As it is not appropriate to highlight these entities in your prospectus summary when you do not have any agreements in place, please revise to delete this statement.

Securities and Exchange Commission

March 28, 2011

Response: The referenced language has been deleted in the Prospectus Summary and throughout the Registration Statement.

Principal and Selling Stockholders, page 100

2.	Please complete the selling shareholder table prior to requesting acceleration of the effective date.

Response: The completed “Principal and Selling Stockholders” table has been included in the Registration Statement.

Exhibit Index

3.	We note your application for confidential treatment. We will provide any comments on the request in a separate letter. Please resolve any comments on your application before requesting acceleration of the effective date of this registration statement.

Response: The Staff’s comment is noted and the Registrant confirms that it has made the changes requested by the Staff in connection with the confidential treatment application and that it will resolve any comments on its confidential treatment application before requesting acceleration of the effective date of this Registration Statement.

4.	We note that you intend to file exhibits 1.1 and 5.1 by amendment. Please ensure that you file these exhibits with sufficient time for staff review prior to effectiveness.

Response: Exhibits 1.1 and 5.1 have been filed with the Registration Statement.

The Registrant acknowledges the following and will also include acknowledgement of the following in its request for acceleration of the effective date of the Registration Statement:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Securities and Exchange Commission

March 28, 2011

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Questions or comments concerning any matter with respect to the Registration Statement may be directed to undersigned at (650) 233-4564. Comments can also be sent via facsimile at (650) 233-4545.

Very truly yours,

/s/ Davina K. Kaile
Davina K. Kaile

cc:	Young K. Sohn
John Edmunds
Aparna Bawa, Esq.
Bruce K. Dallas, Esq.
Noelle Matteson, Esq.